5
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001198572
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>12/31/02
5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Compton, Kevin R.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     106,526        D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $2.0000                                                                                 06/27/04
(right to buy)
Non-Qualified Stock Option     $2.0000                                                                                 07/26/03
(right to buy)
Non-Qualified Stock Option     $5.2500         07/25/02       A         12,500                            (1)          07/25/12
(right to buy)
Non-Qualified Stock Option     $9.8125                                                                                 07/24/08
(right to buy)
Non-Qualified Stock Option     $41.1875                                                                                07/23/09
(right to buy)
Non-Qualified Stock Option     $47.1700                                                                                07/26/11
(right to buy)
Non-Qualified Stock Option     $76.2500                                                                                01/26/11
(right to buy)
Non-Qualified Stock Option     $184.6250                                                                               07/24/10
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   14,000                    14,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option     07/25/02  Common Stock                   12,500                    12,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,500                    12,500        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,500                     7,500         D   Direct
(right to buy)

Explanation of Responses:

(1)
Are exercisable as to 6.25% of the shares each quarter after the date of grant.



SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Kevin R. Compton
DATE 02/12/03